PHOENIX MOTOR INC.

1500 Lakeview Loop

Anaheim, CA 92807

VIA EDGAR

July 24, 2023

Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	Phoenix Motor Inc. Registration Statement on Form S-3 File No. 333-273252

Ladies and Gentlemen:

Phoenix Motor Inc. hereby requests that the effective date of the above-captioned Registration Statement be accelerated to 5:00 p.m. on Wednesday, July 26, 2023, or as soon thereafter as practicable.

The Company acknowledges that (i) should the Securities and Exchange Commission (the “Commission”), or the staff, acting pursuant to delegated authority, declare the Registration Statement effective, such declaration does not foreclose the Commission from taking any action with respect to the Registration Statement; (ii) the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the Registration Statement effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the Registration Statement; and (iii) the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under federal securities laws of the United States.

Very truly yours,

PHOENIX MOTOR INC.

By:	/s/ Chris Wang
Name: Chris Wang
Title: Chief Financial Officer

cc: David J. Levine, Esq.